Exhibit 99.1

Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the Fourth Quarter of 2023

Contracted revenue of $1.72 billion, interest rate risk fully hedged, sustainable quarterly dividend of $0.375 per common share, well-positioned for counter-cyclical opportunities

LONDON, ENGLAND – March 4, 2024 - Global Ship Lease, Inc. (NYSE: GSL) (the “Company”, “Global Ship Lease” or “GSL”), an owner of containerships, announced today its unaudited results for the three months and year ended December 31, 2023.

Full Year and Fourth Quarter of 2023 Highlights

- Reported operating revenue of $178.9 million for the fourth quarter of 2023, an increase of 8.4% on operating revenue of $165.0 million for the prior year period. For the year ended December 31, 2023, operating revenue was $674.8 million, up 4.5% from $645.6 million for the prior year.

- Reported net income available to common shareholders of $64.7 million for the fourth quarter of 2023, a decrease of 10.9% on net income of $72.6 million for the prior year period. Normalized net income (a non-U.S. GAAP financial measure, described below) for the same period was $87.8 million, up 13.6% on Normalized net income of $77.3 million for the prior year period.

- For the year ended December 31, 2023, net income available to common shareholders was $295.0 million, an increase of 4.1% on net income of $283.4 million for the prior year. Normalized net income for the year ended December 31, 2023 was $319.7 million, up 7.2% on Normalized net income for the prior year of $298.2 million.

- Generated $127.1 million of Adjusted EBITDA (a non-U.S. GAAP financial measure, described below) for the fourth quarter of 2023, up 27.1% on Adjusted EBITDA of $100.0 million for the prior year period. Adjusted EBITDA for the year ended December 31, 2023 was $462.1 million, up $63.8 million or 16.0% on Adjusted EBITDA of $398.3 million for the prior year.

- Earnings per share for the fourth quarter of 2023 was $1.84, down 8.5% on the earnings per share of $2.01 for the prior year period. Normalized earnings per share (a non-U.S. GAAP financial measure, described below) for the fourth quarter of 2023 was $2.49, up 16.4% on the Normalized earnings per share of $2.14 for the prior year period. Earnings per share for the year ended December 31, 2023 was $8.33, up 7.6% on the earnings per share of $7.74 for the prior year. Normalized earnings per share for the year ended December 31, 2023 was $9.03, up 10.8% on the Normalized earnings per share of $8.15 for the prior year.

- Declared a dividend of $0.375 per Class A common share for the fourth quarter of 2023 to be paid on March 6, 2024 to common shareholders of record as of February 22, 2024. Paid a dividend of $0.375 per Class A common share for the third quarter of 2023 on December 4, 2023.

- Between January 1, 2023 and December 31, 2023, added $313.2 million of contracted revenue to forward charter cover, calculated on the basis of the median firm periods of the respective charters. Twenty-two new charter fixtures (including short re-charters of the same vessel) or extensions were agreed on eight ships between 2,200 and 3,500 TEU, one 6,800 TEU ship, and two 7,800 TEU ships; forward fixtures were agreed for one 6,600 TEU ship, two 8,600 TEU ships, and one ECO 9,100 TEU ship; and four 8,544 TEU vessels were purchased with charters attached. With the exception of one very short re-positioning charter, firm charter terms ranged from a few months to three years. Contracted revenue as of December 31, 2023, calculated on the same basis, was $1.72 billion.

- Ian Webber, our Chief Executive Officer, to retire from the CEO role he has held since our inception in 2007 and will join GSL’s Board of Directors, effective March 31, 2024, expanding the size of Board to nine members. Thomas Lister, who also joined the Company in 2007 and has held a number of senior executive roles, has been appointed to succeed Mr. Webber as CEO, effective concurrently with Mr. Webber’s retirement.

- During the three months ended December 31, 2023, repurchased an aggregate of 87,942 Class A common shares, at repurchase prices ranging from between $17.51 and $17.77, with an average price of $17.61. During the year ended December 31, 2023, repurchased an aggregate of 1,242,663 Class A common shares, at repurchase prices ranging from between $16.12 and $18.69 per share, with an average price of $17.68. Since March 2022, a total of 2,303,303 Class A common shares have been repurchased under the buy-back authorizations approved by the Board of Directors, for approximately $42.0 million, with approximately $38.0 million of authorized capacity remaining.

George Youroukos, our Executive Chairman, stated: “In a time of rising geopolitical uncertainty, Global Ship Lease has remained committed to its successful business model, combining operational excellence with a disciplined approach to preserving and building shareholder value through the cycle. Trade disruptions in the Red Sea significantly escalated towards the end of the fourth quarter of 2023, resulting in large-scale re-routing of containerships away from the Suez Canal and around the Cape of Good Hope, absorbing substantial effective supply. Meanwhile, water shortages in the Panama Canal have led to a reduction in the number of vessels that can transit that key waterway, adding further bottlenecks to the global supply chain. Taken together, these two developments have caused a meaningful tightening of containership supply and demand - arresting, and even reversing, the previous downward normalization of charter rates and asset values.

It is impossible to predict how long disruptions to the Red Sea and Panama will last, and significant macroeconomic, geopolitical, and regulatory uncertainty remain prominent features of the market outlook. In this environment, our fleet of high-quality, mid-sized and smaller containerships continues to provide liner companies with the flexible tonnage that is key to their service networks through the cycle – especially at times of uncertainty and disruption.

We have entered 2024 with strong charter coverage for much of the year and continue to work hard to capitalize on current market firmness to grow contract cover and strengthen forward cash flow visibility. Further, the steps that we continue to take to enhance our balance sheet, our extensive contract coverage, and our discipline in allocating capital have put us in a strong position as the sector transitions into the increasingly uncertain period ahead. And we remain as tightly focused as ever on maximizing long-term value for our shareholders: alongside returning capital in the form of both dividends and buybacks, we expect to see a growing number of interesting countercyclical investment opportunities in the months and quarters ahead.”

Ian Webber, our Chief Executive Officer, stated: “Throughout 2023, we made important progress in driving down our leverage, minimizing our cost of debt, and improving our cash liquidity. During the year we purchased four 8,500 TEU ships, with charters attached, which we believe have compelling risk and return characteristics. Our 0.64% SOFR interest rate caps on floating rate debt further enhance returns. We continue to benefit from the forward visibility and attractive fixed rates of our charter portfolio, much of which was agreed during the 2021-2022 super upcycle. As I transition to a position on the Board at the end of this quarter, I am confident that Global Ship Lease is not only well positioned to be resilient through the cycle ahead, but to create long-lasting value by combining proven discipline and financial strength with the ability to capitalize on value-accretive countercyclical opportunities.”

 SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three months ended December 31, 2023	Three months ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2022

Operating Revenue (1)	178,894	165,022	674,795	645,645
Operating Income	78,854	85,134	343,218	354,185
Net Income (2)	64,665	72,621	294,964	283,389
Adjusted EBITDA (3)	127,137	99,986	462,058	398,350
Normalized Net Income (3)	87,830	77,277	319,725	298,247

(1) Operating Revenue is net of address commissions which represent a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate and also includes the amortization of intangible liabilities, the effect of the straight lining of time charter modifications and the compensation from charterers for drydock and other capitalized expenses installation. Brokerage commissions are included in “Time charter and voyage expenses” (see below).

(2) Net Income available to common shareholders.

(3) Adjusted EBITDA and Normalized Net Income are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be a useful measure of its performance. For reconciliations of these non-U.S. GAAP financial measures to net income, the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Operating Revenue and Utilization

Operating revenue derived from fixed-rate, mainly long-term, time-charters was $178.9 million in the fourth quarter of 2023, up $13.9 million (or 8.4%) on operating revenue of $165.0 million in the prior year period. The period-on-period increase in operating revenue was principally due to charter renewals at higher rates on a number of vessels, our acquisition of four vessels which were delivered to us in the second quarter of 2023 and a decrease in planned and unplanned off hire days, partially offset by a non-cash $6.9 million reduction in the amortization of intangible liabilities arising on below-market charters attached to certain vessel additions and a non-cash $6.2 million decrease in the effect from straight lining time charter modifications. There were 120 days of offhire and idle time in the fourth quarter of 2023 of which 74 were for scheduled drydockings, compared to 347 days of offhire in the prior year period of which 225 were for scheduled drydockings. Utilization for the fourth quarter of 2023 was 98.1% compared to utilization of 94.2% in the prior year period.

For the year ended December 31, 2023, operating revenue was $674.8 million, up $29.2 million (or 4.5%) on operating revenue of $645.6 million in the prior year, mainly due to charter renewals at higher rates for a number of vessels, a 4.6% increase in ownership days due to our acquisition of the four vessels and our sale of one vessel, resulting in 24,285 ownership days in 2023, compared to 23,725 in 2022, and a decrease in offhire and idle time from 1,071 days in 2022 to 996 in 2023.

The table below shows fleet utilization for the three months ended December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022, 2021 and 2020.

	Three months ended		Year ended
Days	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021	Dec 31, 2020

Ownership days	6,256	5,980	24,285	23,725	19,427	16,044
Planned offhire - scheduled drydock	(74)	(225)	(701)	(581)	(752)	(687)
Unplanned offhire	(26)	(122)	(233)	(460)	(260)	(95)
Idle time	(20)	nil	(62)	(30)	(88)	(338)
Operating days	6,136	5,633	23,289	22,654	18,327	14,924

Utilization	98.1%	94.2%	95.9%	95.5%	94.3%	93.0%

As of December 31, 2023 one regulatory drydocking was in progress. In 2024, 15 regulatory drydockings are anticipated.

Vessel Operating Expenses

Vessel operating expenses, which are primarily the costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 3.1% to $47.0 million for the fourth quarter of 2023, compared to $45.6 million in the prior year period. The increase of $1.4 million was mainly due to our acquisition of four vessels delivered to us during the second quarter of 2023. The average cost per ownership day in the quarter was $7,505, compared to $7,619 for the prior year period, down $114 per day, or 1.5%.

For the year ended December 31, 2023, vessel operating expenses were up 7.0% to $179.2 million, compared to $167.4 million in the comparative period. The increase of $11.8 million was mainly due to (i) inflation impact on all cost categories including crew costs due to limited crew supply as a consequence of current container market conditions and worldwide inflation, (ii) our acquisition of the four vessels in the second quarter of 2023, (iii) increase in repairs, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery, (iv) increased cost of insurance due to increased premiums, (v) increase in management fees from January 1, 2023 and (vi) the negative impact of the EURO/USD exchange rate. The average cost per ownership day for the year ended December 31, 2023 was $7,380, compared to $7,058 for the prior year period, up $322 per day, or 4.6%.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $5.4 million for the fourth quarter of 2023, compared to $6.6 million in the prior year period. The decrease was mainly due to decrease in bunkering expenses due to fewer off hire days offset by increased commissions on charter renewals at higher rates.

For the year ended December 31, 2023, time charter and voyage expenses were $23.6 million, or an average of $971 per day, compared to $21.2 million in the comparative period, or $892 per day, an increase of $79 per ownership day, or 8.9%. The increase was mainly due to increased commissions on charter renewals at higher rates and additional voyage, operational and administration costs.

Depreciation and Amortization

Depreciation and amortization for the fourth quarter of 2023 was $24.4 million, compared to $20.7 million in the prior year period. The increase was mainly due to our acquisition of the four vessels in the second quarter of 2023 and 13 drydockings completed in 2023.

Depreciation for the year ended December 31, 2023 was $91.7 million, compared to $81.3 million in the prior year, with the increase being due to the reasons mentioned above.

Impairment of vessels

A non-cash impairment loss of $18.8 million was recorded in the fourth quarter of 2023 on two vessels. A non-cash impairment loss of $3.0 million was recorded in the fourth quarter of 2022 on one vessel, which was subsequently sold.

General and Administrative Expenses

General and administrative expenses were $4.5 million in the fourth quarter of 2023, compared to $4.1 million in the prior year period. The increase was mainly due to the non-cash effect of stock-based compensation expense due to vesting and a one-off expense due to social security charges related to settlement of shares under the Omnibus Incentive Plan. The average general and administrative expense per ownership day for the fourth quarter of 2023 was $714, compared to $682 in the prior year period, an increase of $32 or 4.7%.

For the year ended December 31, 2023, general and administrative expenses were $18.2 million, compared to $18.5 million in the comparative period. The average general and administrative expense per ownership day for the year ended December 31, 2023 was $750, compared to $781 in the comparative period, a decrease of $31 or 4.0%.

Adjusted EBITDA

Adjusted EBITDA (a non-GAAP financial measure) was $127.1 million for the fourth quarter of 2023, up from $100.0 million for the prior year period, with the net increase being mainly due to increased revenue from charter renewals at higher rates and the addition of the four vessels in second quarter of 2023.

Adjusted EBITDA for the year ended December 31, 2023 was $462.1 million, compared to $398.3 million for the prior year, an increase of $63.8 million or 16.0%.

Interest Expense and Interest Income

Debt as at December 31, 2023 totaled $823.2 million, comprising $431.5 million of secured bank debt collateralized by vessels, $284.4 million of investment grade rated 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”) collateralized by vessels, and $107.3 million under sale and leaseback financing transactions. As of December 31, 2023, five vessels were unencumbered.

Debt as at December 31, 2022 totaled $949.5 million, comprising $470.9 million of secured bank debt collateralized by vessels, $336.9 million of 2027 Secured Notes collateralized by vessels, and $141.7 million under sale and leaseback financing transactions. As of December 31, 2022, five vessels were unencumbered.

Interest and other finance expenses for the fourth quarter of 2023 was $11.2 million, up from $10.4 million for the prior year period. The increase was mainly due to the interest expense of the new credit facility for the four additional vessels and the amortization of premium on interest rate caps. The blended cost of debt, taking into account interest rate caps, has marginally increased from approximately 4.53% for the fourth quarter of 2022 to 4.55% for the fourth quarter of 2023 due to variations in amortization schedules and the addition of a new credit facility for the four additional vessels.

Interest and other finance expenses for the year ended December 31, 2023 was $44.8 million, down from $75.3 million for the prior year. The decrease is mainly due to one off events which took place in the nine months ended September 30, 2022 including (i) the prepayment fee and the associated non-cash write off of deferred financing charges of $14.1 million on the full repayment of the Hayfin Credit Facility, (ii) the non-cash write off of deferred financing charges of $0.3 million on the full repayment of the Hellenic Credit Facility and (iii) the $2.4 million premium paid on the redemption of the 8.00% Senior Unsecured Notes due 2024 (the “2024 Notes”) and the associated non-cash write off of deferred financing charges of $2.1 million, which was partially offset by $1.3 million of accelerated amortization of premium and (iv) a prepayment fee and the associated non-cash write off of deferred financing charges of $4.1 million on the full repayment of the Blue Ocean Junior Credit Facility. The decrease in interest and other finance expenses was partially offset by the increase in amortization of premium on the interest rate caps.

Interest income for the fourth quarter of 2023 was $2.9 million, up from $1.3 million for the prior year period.

Interest income for the year ended December 31, 2023 was $9.8 million, compared to $2.5 million for the prior year.

Other income, net

Other income, net was $1.3 million in the fourth quarter of 2023, compared to other income, net of $0.6 million in the prior year period.

Other income, net was $2.2 million for the year ended December 31, 2023, compared to $1.8 million for the prior year.

Taxation

Taxation for the fourth quarter of 2023 was $0.4 million while in the comparative period it was nil.

Taxation for the year ended December 31, 2023 was $0.4 million while in the comparative period it was a credit of $50,000.

Fair value adjustment on derivatives

In December 2021, we entered into a USD 1 month LIBOR interest rate cap of 0.75% through the fourth quarter of 2026 on $484.1 million of floating rate debt, which reduces over time in line with anticipated debt amortization and represented approximately half of the outstanding floating rate debt. In February 2022, we entered into two additional USD 1-month LIBOR interest rate caps of 0.75% through the fourth quarter of 2026 on the remaining balance of $507.9 million of floating rate debt. One of these interest rate caps was not designated as a cash flow hedge. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps have automatically transited to 1 month Compounded SOFR at a net rate of 0.64%. A negative fair value adjustment of $4.3 million for the fourth quarter of 2023 was recorded through the statement of income. The negative fair value adjustment for the year ended December 31, 2023 amounted to $5.4 million.

Earnings Allocated to Preferred Shares

The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the fourth quarter of 2023 was $2.4 million, the same as in the prior year period. The cost for the year ended December 31, 2023 was $9.5 million, the same as for the prior year.

Net Income Available to Common Shareholders

Net income available to common shareholders for the fourth quarter of 2023 was $64.7 million. Net income available to common shareholders for the prior year period was $72.6 million.

Earnings per share for the fourth quarter of 2023 was $1.84, a decrease of 8.5% from the earnings per share for the prior year period, which was $2.01.

For the year ended December 31, 2023, net income available to common shareholders was $295.0 million. Net income available to common shareholders for the prior year was $283.4 million.

Earnings per share for the year ended December 31, 2023 was $8.33, an increase of 7.6% from the earnings per share for the prior year, which was $7.74.

Normalized net income (a non-GAAP financial measure) for the fourth quarter of 2023, was $87.8 million. Normalized net income for the prior year period was $77.3 million.

Normalized net income for the year ended December 31, 2023 was $319.7 million, as compared to $298.2 for the prior year.

Normalized earnings per share (a non-GAAP financial measure) for the fourth quarter of 2023 was $2.49, an increase of 16.4% from Normalized earnings per share for the prior year period, which was $2.14.

Normalized earnings per share for the year ended December 31, 2023 was $9.03, an increase of 10.8% from Normalized earnings per share for the prior year, which was $8.15.

Fleet

As of December 31, 2023, there were 68 containerships in the fleet.

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	2Q26	47,200
ZIM Norfolk (1)	9,115	31,764	2015	ZIM	2Q27	4Q27	65,000
Anthea Y (1)	9,115	31,890	2015	MSC	3Q25	4Q25	Footnote (3)
ZIM Xiamen (1)	9,115	31,820	2015	ZIM	3Q27	4Q27	65,000
MSC Tianjin	8,603	34,325	2005	MSC	3Q27	4Q27	19,000 (4)
MSC Qingdao	8,603	34,609	2004	MSC	2Q27	3Q27	23,000 (4)
GSL Ningbo	8,603	34,340	2004	MSC	3Q27	4Q27 (5)	Footnote (5)
GSL Alexandra	8,544	37,777	2004	Maersk	3Q25	3Q26	Footnote (6)
GSL Sofia	8,544	37,777	2003	Maersk	3Q25	3Q26	Footnote (6)
GSL Effie	8,544	37,777	2003	Maersk	3Q25	3Q26	Footnote (6)
GSL Lydia	8,544	37,777	2003	Maersk	2Q25	3Q26	Footnote (6)
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	1Q25	16,500
GSL Kalliopi	7,847	29,105	2004	Maersk	3Q24	4Q24	18,900
GSL Grania	7,847	29,190	2004	Maersk	3Q24	1Q25	17,750
Mary (tbr Colombia Express) (1) (15)	6,927	23,424	2013	Hapag-Lloyd (7)	4Q28	1Q31 (7)	Footnote (7)
Kristina (1)	6,927	23,421	2013	CMA CGM (7)	3Q29	4Q31 (7)	25,910 (7)
Katherine (1)	6,927	23,403	2013	CMA CGM (7)	2Q29	2Q31 (7)	25,910 (7)
Alexandra (1)	6,927	23,348	2013	CMA CGM (7)	2Q29	3Q31 (7)	25,910 (7)
Alexis (1)	6,882	23,919	2015	CMA CGM (7)	2Q29	3Q31 (7)	25,910 (7)
Olivia I (1)	6,882	23,864	2015	CMA CGM (7)	2Q29	3Q31 (7)	25,910 (7)
GSL Christen	6,840	27,954	2002	OOCL	3Q24	4Q24	20,500
GSL Nicoletta	6,840	28,070	2002	Maersk	3Q24	1Q25	35,750
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	4Q25	2Q26	37,750
Agios Dimitrios	6,572	24,931	2011	MSC	2Q27	3Q27	20,000 (4)
GSL Vinia	6,080	23,737	2004	Maersk	3Q24	1Q25	13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	2Q24	1Q25	13,250
GSL Dorothea	5,992	24,243	2001	Maersk	3Q24	3Q26	18,600 (8)
GSL Arcadia	6,008	24,858	2000	Maersk	2Q24	1Q26	18,600 (8)
GSL Violetta	6,008	24,873	2000	Maersk	4Q24	4Q25	18,600 (8)
GSL Maria	6,008	24,414	2001	Maersk	4Q24	1Q27	18,600 (8)
GSL MYNY	6,008	24,873	2000	Maersk	3Q24	1Q26	18,600 (8)
GSL Melita	6,008	24,848	2001	Maersk	3Q24	3Q26	18,600 (8)
GSL Tegea	5,992	24,308	2001	Maersk	3Q24	3Q26	18,600 (8)
Tasman	5,936	25,010	2000	Maersk	2Q24	2Q24	20,000
ZIM Europe	5,936	25,010	2000	ZIM	1Q24	2Q24	24,250
Ian H	5,936	25,128	2000	ZIM	2Q24	4Q24	32,500
GSL Tripoli	5,470	22,259	2009	Maersk	4Q24	4Q27	36,500 (9)
GSL Kithira	5,470	22,108	2009	Maersk	4Q24	1Q28	36,500 (9)
GSL Tinos	5,470	22,067	2010	Maersk	4Q24	4Q27	36,500 (9)
GSL Syros	5,470	22,098	2010	Maersk	4Q24	4Q27	36,500 (9)
Dolphin II	5,095	20,596	2007	OOCL	1Q25	3Q25	53,500
Orca I	5,095	20,633	2006	Maersk	2Q24	4Q25	21,000 (10)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	1Q27	35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28	Footnote (11)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	Footnote (11)
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	1Q28	2Q28	Footnote (11)
CMA CGM America	4,045	17,428	2006	CMA CGM	1Q28	2Q28	Footnote (11)
GSL Rossi	3,421	16,420	2012	ZIM	1Q26	3Q26	38,875 (12)
GSL Alice	3,421	16,543	2014	CMA CGM	2Q25	2Q25	20,500
GSL Eleftheria	3,404	16,642	2013	Maersk	3Q25	4Q25	37,975
GSL Melina	3,404	16,703	2013	Hapag-Lloyd	2Q24	3Q24	21,000
GSL Valerie	2,824	11,971	2005	ZIM	1Q25	3Q25	32,939 (13)
Matson Molokai	2,824	11,949	2007	Matson	2Q25	3Q25	36,600
GSL Lalo	2,824	11,950	2006	MSC	1Q24	2Q24	17,500
GSL Mercer	2,824	11,970	2007	ONE	4Q24	2Q25	35,750
Athena	2,762	13,538	2003	Hapag-Lloyd	2Q24	2Q24	21,500
GSL Elizabeth	2,741	11,507	2006	Unifeeder	1Q24	2Q24	15,250
Beethoven (tbr GSL Chloe) (15)	2,546	12,212	2012	ONE	4Q24	1Q25	33,000
GSL Maren	2,546	12,243	2014	Swire	1Q24	2Q24	18,200
Maira	2,506	11,453	2000	Hapag-Lloyd	3Q24	4Q24	16,000
Nikolas	2,506	11,370	2000	CMA CGM	1Q24	1Q24	16,750
Newyorker	2,506	11,463	2001	CMA CGM	1Q24	3Q24	20,700
Manet	2,272	11,727	2001	OOCL	4Q24	2Q25	32,000
Keta	2,207	11,731	2003	CMA CGM	1Q25	1Q25	25,000
Julie	2,207	11,731	2002	MSC	2Q25	3Q25	Footnote (14)
Kumasi	2,207	11,791	2002	Wan Hai	1Q25	2Q25	38,000
Akiteta	2,207	11,731	2002	OOCL	4Q24	1Q25	32,000

(1)	Modern design, high reefer capacity, fuel-efficient vessel.
(2)
In many instances charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to December 31, 2023 plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.

(3)	Anthea Y. The charter is expected to generate annualized Adjusted EBITDA of approximately $11.8 million.
(4)
MSC Tianjin, MSC Qingdao and Agios Dimitrios were each forward fixed for minimum 36 months – maximum 38 months. The new charters are expected to commence between 2Q 2024 and 3Q 2024, after the vessels are drydocked and are expected to generate annualized Adjusted EBITDA of approximately $6.9 million, $5.2 million, and $5.9 million, respectively. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).

(5)
GSL Ningbo was chartered to MSC at $22,500 per day to 3Q 2023. Thereafter, the charter was extended by 48 to 52 months, at a rate expected to generate annualized Adjusted EBITDA of approximately $16.5 million.

(6)
GSL Alexandra, GSL Sofia, GSL Effie and GSL Lydia delivered in 2Q 2023. Contract cover for each vessel is for a minimum firm period of 24 months from the date each vessel was delivered, with charterers holding one year extension options. The vessels are expected to generate aggregate Adjusted EBITDA of approximately $76.6 million over the minimum firm period, increasing to $95.3 million if all options are exercised.

(7)
Colombia Express (ex Mary), Kristina, Katherine, Alexandra, Alexis, Olivia I were forward fixed to Hapag-Lloyd for five years, followed by two periods of 12 months each at the option of the charterer. The new charter for Colombia Express (ex Mary) commenced in early 2024. The new charters for the remaining vessels are scheduled to commence as each of the existing charters expire, on a staggered basis, between approximately 2Q 2024 and late 2024. The charters are expected to generate average annualized Adjusted EBITDA of approximately $13.1 million per ship.

(8)
GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered in 2021, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey.

(9)
GSL Tripoli, GSL Kithira, GSL Tinos, and GSL Syros. Ultra-high reefer ships of 5,470 TEU each. Contract cover on each ship is for a firm period of three years, from their delivery dates in 2021, at a rate of $36,500 per day, with a period of an additional three years (at $17,250 per day) at charterers’ option.

(10)
Orca I. Chartered at $21,000 per day through to the median expiry of the charter in 2Q 2024; thereafter the charterer has the option in 1Q 2024 to charter the vessel for a further 12-14 months at the same rate from 3Q 2024.

(11)	GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America were chartered at rates expected to generate average annualized Adjusted EBITDA of approximately $11.2 million per vessel.
(12)	GSL Rossi. Chartered at an average rate of $36,474 per day, $38,000 to 1Q 2025 and $35,000 for the remaining period.
(13)	GSL Valerie. Chartered at an average rate of $32,939 per day, $36,000 to 1Q 2024 and $32,000 for the remaining period.
(14)	Julie. Chartered at a rate expected to generate annualized Adjusted EBITDA of approximately $2.0 million.
(15)	“tbr” means “to be renamed”. On January 3, 2024, Mary was renamed to Colombia Express. On January 26, 2024, Beethoven was renamed to GSL Chloe.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company's results for the three months and year ended December 31, 2023 today, Monday March 4, 2024 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

 (1)  Dial-in: (646) 307-1963 or (800) 715-9871; Event ID: 1599924

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20-F

The Company’s Annual Report for 2022 was filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2023. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the Commission’s website at www.sec.gov. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, 25 Wilton Road, London SW1V ILW.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

As of December 31, 2023, Global Ship Lease owned 68 containerships ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 375,406 TEU. 36 ships are wide-beam Post-Panamax.

As of December 31, 2023, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.1 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.72 billion. Contracted revenue was $2.12 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.8 years.

Reconciliation of Non-U.S. GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, we use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, we believe that the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as impairment charges, contract termination costs or items outside of our control.

We believe that the presentation of the following non-U.S. GAAP financial measures is useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

A.	Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for share based compensation, fair value adjustment on derivatives, the effect of the straight lining of time charter modifications, and impairment losses. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure because such U.S. GAAP financial measure on a forward-looking basis is not available to us without unreasonable effort.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)
		Three months ended December 31, 2023	Three months ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2022

Net income available to Common Shareholders		64,665	72,621	294,964	283,389

Adjust:	Depreciation and amortization	24,391	20,656	91,727	81,303
	Amortization of intangible liabilities	(1,517	(8,433)	(8,080)	(41,158)
	Impairment of vessels	18,830	3,033	18,830	3,033
	Fair value adjustment on derivative asset	4,335	1,623	5,372	(9,685)
	Interest income	(2,882	(1,317)	(9,777)	(2,512)
	Interest expense	11,201	10,405	44,824	75,289
	Share based compensation	2,505	2,222	10,189	10,104
	Earnings allocated to preferred shares	2,384	2,384	9,536	9,536
	Income tax	443	-	448	(50)
	Effect from straight lining time charter modifications	2,782	(3,208)	4,025	(10,899)
Adjusted EBITDA		127,137	99,986	462,058	398,350

B.	Normalized net income

Normalized net income represents net income available to common shareholders after adjusting for certain non-recurring items. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME – UNAUDITED

(thousands of U.S. dollars)
		Three months ended December 31, 2023	Three months ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2022

Net income available to Common Shareholders		64,665	72,621	294,964	283,389

Adjust:	Fair value adjustment on derivative assets	4,335	1,623	5,372	(9,685)
	Impairment of vessels	18,830	3,033	18,830	3,033
	Premium paid on redemption of 2024 Notes	-	-	-	2,350
	Accelerated write off of deferred financing charges related to redemption of 2024 Notes	-	-	-	2,104
	Accelerated write off of premium related to redemption of 2024 Notes	-	-	-	(1,344)
	Accelerated write off of deferred financing charges related to full repayment of Hellenic Credit Facility	-	-	-	298
	Accelerated write off of deferred financing charges related to full repayment of Hayfin Credit Facility	-	-	-	2,822
	Prepayment fee on repayment of Hayfin Credit Facility	-	-	-	11,229
	Prepayment fee on repayment of Blue Ocean Credit Facility	-	-	-	3,968
	Accelerated write off of deferred financing charges related to full repayment of Blue Ocean Credit Facility	-	-	-	83
	Accelerated write off of deferred financing charges related to partial repayment of HCOB-CACIB Credit Facility	-	-	108	-
	Forfeit of certain stock-based compensation awards	-	-	451	-
Normalized net income		87,830	77,277	319,725	298,247

C.	Normalized Earnings per Share

Normalized Earnings per Share represents Earnings per Share after adjusting for certain non-recurring items. Normalized Earnings per Share is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported Earnings per Share for items that do not affect operating performance or operating cash generated. Normalized Earnings per Share is not defined in U.S. GAAP and should not be considered to be an alternate to Earnings per Share as reported or any other financial metric required by such accounting principles. Our use of Normalized Earnings per Share may vary from the use of similarly titled measures by others in our industry.

NORMALIZED EARNINGS PER SHARE – UNAUDITED

	Three months ended December 31, 2023	Three months ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2022

EPS as reported (USD)	1.84	2.01	8.33	7.74
Normalized net income adjustments-Class A common shares (in thousands USD)	23,165	4,656	24,761	14,858
Weighted average number of Class A Common shares	35,203,657	36,073,240	35,405,458	36,603,134
Adjustment on EPS (USD)	0.65	0.13	0.70	0.41
Normalized EPS (USD)	2.49	2.14	9.03	8.15

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "ongoing", "plan", "potential", "predict", “should”, "project", "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	geo-political events such as the conflict in Ukraine and the recent escalation of the Israel-Gaza conflict;

•	the potential disruption of shipping routes, including due to lower water levels in the Panama Canal and the ongoing attacks by Houthis in the Red Sea;

•	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;

•	the financial condition of our charterers and their ability and willingness to pay charterhire to us in accordance with the charters and our expectations regarding the same;

•	the overall health and condition of the U.S. and global financial markets;

•
our financial condition and liquidity, including our ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and our ability to meet our financial covenants and repay our borrowings;

•	our expectations relating to dividend payments and expectations of our ability to make such payments including the availability of cash and the impact of constraints under our loan agreements;

•	future acquisitions, business strategy and expected capital spending;

•
operating expenses, availability of key employees, crew, number of off-hire days, drydocking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;

•	our ability to realize expected benefits from our acquisition of secondhand vessels;

•	our ability to capitalize on our management’s and directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	changes in laws and regulations (including environmental rules and regulations);

•	potential liability from future litigation; and

•	other important factors described from time to time in the reports we file with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$138,640	$120,130
Time deposits	14,000	8,550
Restricted cash	56,803	28,363
Accounts receivable, net	4,741	3,684
Inventories	15,764	12,237
Prepaid expenses and other current assets	40,464	33,765
Derivative asset	24,639	29,645
Due from related parties	626	673
Total current assets	$295,677	$237,047
NON - CURRENT ASSETS
Vessels in operation	$1,664,101	$1,623,307
Advances for vessels' acquisitions and other additions	12,210	4,881
Deferred charges, net	73,720	54,663
Other non - current assets	23,935	31,022
Derivative asset, net of current portion	16,867	33,858
Restricted cash, net of current portion	85,270	121,437
Total non - current assets	1,876,103	1,869,168
TOTAL ASSETS	$2,171,780	$2,106,215
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$17,601	$22,755
Accrued liabilities	28,538	36,038
Current portion of long-term debt	193,253	189,832
Current portion of deferred revenue	40,331	12,569
Due to related parties	717	572
Total current liabilities	$280,440	$261,766
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$619,175	$744,557
Intangible liabilities-charter agreements	5,662	14,218
Deferred revenue, net of current portion	82,115	119,183
Total non - current liabilities	706,952	877,958
Total liabilities	$987,392	$1,139,724
Commitments and Contingencies	-	-
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,188,323 shares issued and outstanding (2022 – 35,990,288 shares)	$351	$359
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2022 – 43,592 shares)	-	-
Additional paid in capital	676,592	688,262
Retained earnings	488,105	246,390
Accumulated other comprehensive income	19,340	31,480
Total shareholders' equity	1,184,388	966,491
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,171,780	$2,106,215

 Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Years ended December 31,
	2023	2022	2023	2022
OPERATING REVENUES
Time charter revenue (include related party revenues of $nil and $nil for each of the three month periods ended December 31, 2023 and 2022, respectively, and $nil and $66,929 for each of the years ended December 31, 2023 and 2022, respectively)	$177,377	$156,589	$666,715	$604,487
Amortization of intangible liabilities-charter agreements (includes related party amortization of intangible liabilities-charter agreements of $nil and $nil for the three month periods ended December 31, 2023 and 2022, respectively, and $nil and $5,385 for each of the years ended December 31, 2023 and 2022, respectively)	1,517	8,433	8,080	41,158
Total Operating Revenues	178,894	165,022	674,795	645,645

OPERATING EXPENSES:
Vessel operating expenses (include related party vessel operating expenses of $5,014 and $3,956 for each of the three month periods ended December 31, 2023 and 2022, respectively, and $19,086 and $16,642 for each of the years ended December 31, 2023 and 2022, respectively)	46,953	45,561	179,221	167,444
Time charter and voyage expenses (include related party time charter and voyage expenses of $2,194 and $1,643 for the three month periods ended December 31, 2023 and 2022, respectively, and $7,995 and $6,289 for each of the years ended December 31, 2023 and 2022, respectively)	5,397	6,560	23,582	21,154
Depreciation and amortization	24,391	20,656	91,727	81,303
Impairment of vessels	18,830	3,033	18,830	3,033
General and administrative expenses	4,469	4,078	18,217	18,526
Operating Income	78,854	85,134	343,218	354,185

NON-OPERATING INCOME/(EXPENSES)
Interest income	2,882	1,317	9,777	2,512
Interest and other finance expenses	(11,201)	(10,405)	(44,824)	(75,289)
Other income, net	1,292	582	2,149	1,782
Fair value adjustment on derivative asset	(4,335)	(1,623)	(5,372)	9,685
Total non-operating expenses	(11,362)	(10,129)	(38,270)	(61,310)
Income before income taxes	67,492	75,005	304,948	292,875
Income taxes	(443)	-	(448)	50
Net Income	67,049	75,005	304,500	292,925
Earnings allocated to Series B Preferred Shares	(2,384)	(2,384)	(9,536)	(9,536)
Net Income available to Common Shareholders	$64,665	$72,621	$294,964	$283,389

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)
	Three months ended December 31,		Years ended December 31,
	2023	2022	2023	2022
Cash flows from operating activities:
Net income	$67,049	$75,005	$304,500	$292,925
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$24,391	$20,656	$91,727	$81,303
Impairment of vessels	18,830	3,033	18,830	3,033
Amounts reclassified to/(from) other comprehensive income	294	(1,091)	214	(1,091)
Amortization of derivative assets’ premium	1,186	624	4,271	1,123
Amortization of deferred financing costs	1,411	1,482	5,526	11,233
Amortization of original issue premium on repurchase of notes	-	-	-	762
Amortization of intangible liabilities-charter agreements	(1,517)	(8,433)	(8,080)	(41,158)
Fair value adjustment on derivative asset	4,335	1,623	5,372	(9,685)
Prepayment fees on debt repayment	-	-	-	15,197
Stock-based compensation expense	2,505	2,222	10,189	10,104
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable and other assets	$2,842	$(12,012)	$(669)	$(26,017)
Increase in inventories	(1,650)	(682)	(3,527)	(827)
Increase in derivative asset	-	-	-	(15,370)
Increase/(decrease) in accounts payable and other liabilities	208	12,298	(5,890)	11,835
Decrease/(increase) in related parties' balances, net	192	(294)	192	2,253
(Decrease)/increase in deferred revenue	(8,838)	2,929	(9,306)	21,968
Payments for drydock and special survey costs(1)	(5,779)	(8,792)	(38,341)	(30,105)
Unrealized foreign exchange (gain)/loss	-	(1)	-	1
Net cash provided by operating activities	$105,459	$88,567	$375,008	$327,484
Cash flows from investing activities:
Acquisition of vessels	$-	$-	$(123,300)	$-
Cash paid for vessel expenditures	(7,017)	(1,031)	(19,586)	(5,460)
Advances for vessel acquisitions and other additions	(2,801)	(937)	(9,587)	(3,772)
Net proceeds from sale of vessel	-	-	5,940	-
Time deposits withdrawal/(acquired)	-	8,850	(5,450)	(650)
Net cash (used in)/provided by investing activities	$(9,818)	$6,882	$(151,983)	$(9,882)
Cash flows from financing activities:
Repurchase of 2024 Notes, including premium	$-	$-	$-	$(119,871)
Proceeds from drawdown of credit facilities	-	-	76,000	60,000
Proceeds from 2027 Secured Notes	-	-	-	350,000
Repayment of credit facilities and sale and leaseback	(51,081)	(49,976)	(202,348)	(167,056)
Repayment of refinanced debt, including prepayment fees	-	-	-	(276,671)
Deferred financing costs paid	-	-	(1,140)	(9,655)
Cancellation of Class A common shares	(1,548)	(5,101)	(21,969)	(20,011)
Proceeds from offering of Series B preferred shares, net of offering costs	-	(17)	-	(17)
Class A common shares-dividend paid	(13,258)	(13,548)	(53,249)	(50,497)
Series B preferred shares-dividend paid	(2,384)	(2,384)	(9,536)	(9,536)
Net cash used in financing activities	$(68,271)	$(71,026)	$(212,242)	$(243,314)
Net increase in cash and cash equivalents and restricted cash	27,370	24,423	10,783	74,288
Cash and cash equivalents and restricted cash at beginning of the period	253,343	245,507	269,930	195,642
Cash and cash equivalents and restricted cash at end of the period	$280,713	$269,930	$280,713	$269,930
Supplementary Cash Flow Information:
Cash paid for interest	16,985	17,019	67,997	51,490
Cash received from interest rate caps	8,169	5,998	32,549	9,245
Non-cash financing activities:
Unpaid offering costs	-	283	-	283
Unrealized (loss)/gain on derivative assets	(11,014)	(4,042)	(16,625)	31,221

(1)
During the year ended December 31, 2023, the Company corrected prior year statements of cash flows and reclassified payments for drydocking and special survey costs from investing outflows to operating outflows which resulted in a decrease in investing outflows and increase in operating outflows of $4,741 and $24,457 for the three months and year ended December 31, 2022, respectively. The Company evaluated the reclassifications from both a quantitative and qualitative perspective and determined the impacts were immaterial to the previously issued interim and annual financial statements.